Final Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-216234

February 10, 2020

Wells Fargo & Company

Final Term Sheet

2.493% Notes Due February 18, 2027

Issuer:	Wells Fargo & Company (“Issuer”)

Issue:	2.493% Notes due February 18, 2027 (the “Notes”) issued pursuant to a Prospectus dated March 14, 2019, as supplemented by a Prospectus Supplement dated February 10, 2020 (the “Prospectus Supplement”) and a Canadian Wrapper dated February 10, 2020 (collectively, the “Canadian Offering Memorandum”)

Expected Ratings*:	DBRS: AA (low) (Stable) Moody’s: A2 (Stable) S&P: A- (Negative) Fitch: A+ (Stable)

Principal Amount:	C$1,000,000,000

Issue Price:	C$100.00

Net Proceeds:	C$996,300,000

Price Date:	February 10, 2020

Settlement Date:	February 18, 2020 (T+5)

Maturity Date:	February 18, 2027

Day Count Convention:	Actual/Actual (Canadian Compound Method). For a full semi-annual interest period, interest will be computed on the basis of a 360-day year of twelve 30-day months. For an interest period that is not a full semi-annual interest period, interest will be computed on the basis of a 365-day year and the actual number of days in such interest period.

Coupon:	2.493%

Issue Spread:	+119 bps over the GoC Curve (CAN 1.50% 1JUN26 & CAN 1.00% 1JUN27) +119.4 bps (includes a curve adjustment of 0.4 bps) over the CAN 1.50% 1JUN26 (priced at $101.21 to yield 1.299%)

Yield:	2.493%

Interest Payment Dates:	The Notes will bear interest from the settlement date up to, but excluding, February 18, 2027 at a fixed annual rate of 2.493%, payable in equal semi-annual instalments on February 18 and August 18 in each year, with the first payment of interest due on August 18, 2020 and the last payment of interest due on February 18, 2027.

Ranking:	The Notes will be senior unsecured obligations of the Issuer and will rank equally with all of the Issuer’s other senior debt securities. Holders of the Notes may be fully subordinated to interests held by the U.S. government in the event the Issuer enters into a receivership, insolvency, liquidation or similar proceeding.

Governing Law:	New York

Optional Redemption:	The Notes are subject to redemption by the Issuer if changes involving United States taxation occur which could require the Issuer to pay additional amounts as described in the Prospectus Supplement.

Form of Notes:	The Notes will be registered in the name of CDS Clearing and Depository Services Inc. (“CDS”).

Form of Distribution:

The distribution of the Notes is being made on a private placement basis in reliance on certain statutory exemptions from the prospectus requirements of Canadian securities laws applicable in each province of Canada (collectively, the “Offering Jurisdictions”) and, in particular, the Notes will only be sold on a private placement basis to:

(a)   an investor that (i) is an “accredited investor” (as defined in National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”) or Section 73.3(1) of the Securities Act (Ontario), as applicable) and that is not an individual (other than an individual who is a “permitted client” (as such term is defined in National Instrument 31-103 – Registration Requirements, Exemptions and Ongoing Registrant Obligations), (ii) is either (A) purchasing the Notes as principal, (B) a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation of a jurisdiction of Canada (other than a trust company or trust corporation registered solely under the laws of the Province of Prince Edward Island) or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be, or (C) a person acting on behalf of a fully managed account managed by that person, if that person is registered or authorized to carry on business as an advisor or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (iii) was not created or used solely to purchase or hold securities as an accredited investor described in paragraph (m) of the definition of “accredited investor” in NI 45-106; or

(b)   an investor that (i) is not resident in or otherwise subject to the securities laws of the Province of Alberta, (ii) is not an individual, (iii) is purchasing Notes as principal with an aggregate acquisition cost of the Notes of not less than C$150,000 paid in cash, and (iv) was not created or used solely to purchase or hold securities in reliance on the “minimum amount investment” exemption provided under Section 2.10 of NI 45-106 and it pre-existed the announcement of the offering of Notes.

Resale Restrictions:	Resale of the Notes will be subject to restrictions under applicable securities laws. Unless permitted under applicable securities laws, holders of the Notes must not trade the Notes before the date the Issuer becomes a reporting issuer in Canada. Prospective purchasers should consult their own independent legal advisors with respect to such restrictions. There is currently no market through which the Notes may be sold and there can be no assurance that a secondary market for the Notes will develop or, if such market develops, continue and be liquid. The Issuer currently has no intention of listing the Notes on any exchange or becoming a reporting issuer in Canada in the foreseeable future.

Denomination:	The Notes will be denominated in Canadian dollars with minimum denominations of C$5,000 and integral multiples of C$1,000 in excess thereof. Payments on the Notes will be made in Canadian dollars. If Canadian dollars are unavailable for a payment on the Notes due to circumstances beyond the Issuer’s control, payments on the Notes will be made in U.S. dollars.

Business Day:	Toronto and New York

Syndicate:

TD Securities Inc., Wells Fargo Securities Canada, Ltd., CIBC World Markets Inc., Scotia Capital Inc. (Joint Bookrunners)

BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Desjardins Securities Inc., National Bank Financial Inc. (Co-Managers)

CUSIP / ISIN:	949746SZ5 / CA949746SZ57

Method of Distribution:	Underwritten

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling your financial advisor or by calling TD Securities Inc. at 800-263-5292, Wells Fargo Securities Canada, Ltd. at 416-607-2919, CIBC World Markets Inc. at 416-594-8515 or Scotia Capital Inc. at 416-863-7776.